UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D
                         Amendment No. 2

            Under the Securities Exchange Act of 1934



                 INFRASTRUCTURE MATERIALS CORP.
_________________________________________________________________
                        (Name of Issuer)


            Common Stock, Par Value $0.0001 per share
_________________________________________________________________
                  (Title of Class of Securities


                            828103101
                  ____________________________
                         (CUSIP Number)


                         TODD MONTGOMERY
                   1003, 2010 Ulster Rd. N.W.
                    Calgary, Alberta T2N 4C2
                      Phone: (775) 741-5280
_________________________________________________________________
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                            Copy to:

                       Jonathan H. Gardner
                        Kavinoky Cook LLP
                 726 Exchange Street, Suite 800
                       Buffalo, NY  14210
                          716-845-6000


                          June 25, 2010
                     _______________________
              (Date of Event which Requires Filing
                       of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition that is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(e), 13d-1(f) or 13d-1(g), check the following box __.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          SCHEDULE 13D
                         Amendment No. 2

CUSIP NO. 828103101

1.     Name of Reporting Person
       SS or IRS Identification No. of above person (optional)

       TODD MONTGOMERY

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)___
                                                           (b)_X_

3.     SEC USE ONLY

4.     SOURCE OF FUNDS:  PF

5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                        ____

6.     CITIZENSHIP OR PLACE OF ORGANIZATION

       Canadian


NUMBER OF SHARES     7.     SOLE VOTING POWER
BENEFICIALLY OWNED          12,352,801
BY EACH REPORTING
PERSON WITH          8.     SHARED VOTING POWER
                            -0-

                     9.     SOLE DISPOSITIVE POWER
                            12,352,801

                    10.     SHARED DISPOSITIVE POWER
                            -0-


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     12,352,801 shares of common stock of the Issuer.


12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                   ____

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     18.11%

14.  TYPE OF REPORTING PERSON*

     IN
              *SEE INSTRUCTIONS BEFORE FILLING OUT!

INTRODUCTION

          The ownership of shares ("Shares") of Common Stock of the Issuer was previously reported by the Reporting Person in a
Schedule 13D, filed with the Securities and Exchange Commission on July 18, 2008 ("Schedule 13D") and in a Schedule 13D Amendment No. 1 ("Amendment No. 1") filed on May 19, 2010. Since the filing of Amendment No. 1, the ownership of Shares by the Reporting Person has increased to 12,352,801 Shares.

          The Cover Page for the Reporting Person whose ownership of Shares has changed since the filing of Schedule 13D is hereby amended as shown in this Amendment No. 2. Items 3 and 5 are hereby amended as shown in this Amendment No. 2. All other Items remain unchanged from the Original Schedule 13D filing.


   NOTE: THE EXECUTION AND SUBMISSION OF THIS STATEMENT BY THE PERSON LISTED BELOW (THE "REPORTING PERSON") SHALL NOT BE CONSTRUED AS A STATEMENT OR ADMISSION THAT THE REPORTING PERSON (I) IS ACTING AS A GROUP IN THE ACQUISITION OF THE SHARES, (II) COLLECTIVELY CONSTITUTE A "PERSON" WITHIN THE MEANING OF SECTION 13(D)(3) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "ACT"), OR (III) FOR THE PURPOSES OF SECTION 13(D) OF THE ACT, IS THE BENEFICIAL OWNER OF ANY SHARES OTHER THAN THE SHARES IN WHICH THE REPORTING PERSON IS SPECIFICALLY IDENTIFIED IN THIS STATEMENT TO HAVE A BENEFICIAL INTEREST.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS.

The source of funds used by the Reporting Person are personal funds. The Reporting Person purchased 6,000,000 shares at $.23 per share ($1,603,831.40 total) on June 25, 2010.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) The Reporting Person hereby reports direct ownership of 4,097,024 shares of common stock and indirect ownership of 8,255,777 shares of common stock of the Issuer, representing 18.12% of outstanding shares of the Issuer. The percentage assumes that the number of Shares of common stock of the Issuer outstanding as of June 25, 2010 is 68,193,457 Shares.

(b) The Reporting Person has sole voting and dispositive power with respect to 12,352,801 shares of common stock.

(c) The following purchases of the Shares during the past ninety days are as follows:

                                               Price/Share (in
                                               Dollars
Purchase In The                  Number of     Commissions not
    Name Of         Date         Shares        included)

Mont Strategies   June 25, 2010  6,000,000     US$.23
Inc.*



     *    Controlled by the Reporting Person.

(d) Not applicable

(e) Not applicable

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The Reporting Person is a major Shareholder of the Issuer.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          not applicable

                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATED this 25th day of June, 2010.




/s/Todd Montgomery
   Todd Montgomery